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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Evolution Petroleum, Inc.
(Name of Issuer)

Common Stock $0.001 Par Value
(Title of Class of Securities)

63887P 10 0
(Cusip Number)

May 26, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover pages shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 63887P 10 0
1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Eric A McAfee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 790,000
	6.	SHARED VOTING POWER 2,906,200
	7.	SOLE DISPOSITIVE POWER 790,000
	8.	SHARED DISPOSITIVE POWER 2,906,200
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,696,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Cusip No. 63887P 10 0
1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) McAfee Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION a California Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,698,700
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,698,700
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,698,700
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Cusip No. 63887P 10 0
1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) P2 Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION a California Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,750,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,750,000
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a)	Name of Issuer

Evolution Petroleum Corporation

Item 1(b)	Address of Principal Business Office or, if none, Residence:

820 Gessner Suite 1340
Houston, TX 77024

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Eric A McAfee
(ii)	McAfee Capital, LLC
(iii)	P2 Capital, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

10600 North De Anza Blvd. Suite 250
Cupertino, CA 95014

Item 2(c)	Citizenship:

Eric A. McAfee	United States
McAfee Capital, LLC	a California Limited Liability Company
P2 Capital LLC	a California Limited Liability Company

Item 2(d)	Title and Class of Securities:

This Schedule 13G is being filed with respect to the Common Stock, par value $.001 per share.

Item 2(e)	CUSIP Number

63887P 10 0

Item 3	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c) check whether the person is filing a:

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4(a)	Amount beneficially owned:

Eric A McAfee:	3,696,200
McAfee Capital LLC:	2,698,700
P2 Capital LLC:	1,750,000

Item 4(b)	Percent of class:

Eric A McAfee	13.8%
McAfee Capital LLC:	10.1%
P2 Capital LLC:	6.5%

Item 4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Eric A McAfee:	790,000
McAfee Capital LLC:	-0-
P2 Capital LLC:	1,750,000

(ii)	Shared power to vote or to direct the vote:

Eric A McAfee:	2,906,200
McAfee Capital LLC:	2,698,700
P2 Capital LLC:	-0-

(iii)	Sole power to dispose or to direct the disposition of :

Eric A McAfee:	790,000
McAfee Capital LLC:	-0-
P2 Capital LLC:	1,750,000

(iv)	Shared power to dispose or to direct the disposition of:

Eric A McAfee:	2,906,200
McAfee Capital LLC:	2,698,700
P2 Capital LLC:	-0-

Item 5	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of more than five percent on behalf of another person:

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

If a parent holding company of control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed identification of the relevant subsidiary.

N/A

Item 8	Identification and classification of members of the group:

If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9	Notice of dissolution of group:

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported to be filed, if required, by members of the group, in their individual capacity. See item 5.

N/A

Item 10	Certification

(a)	The following certification shall be included is the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose of effect.

(b)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(c)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities are were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May __, 2007

/s/ Eric A. McAfee

Eric A McAfee

McAfee Capital, LLC

/s/ Eric A. McAfee

Eric A McAfee

P2 Capital, LLC

/s/ Marguerite McAfee

Marguerite McAfee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules file in paper format shall include a signed original and fice copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)